Filed pursuant to Rule 424b3

Registration No. 333-180965

AXA Equitable Life Insurance Company

Supplement Dated February 15, 2013 to the current prospectus for

Incentive Life Optimizer® II
For use in Connecticut only

This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to that prospectus and statement of additional information (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged and the Prospectus is hereby incorporated by reference. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to describe the new version of the Long-Term Care Benefits Rider that is available on or about February 18, 2013. The Long-Term Care Benefits Rider described in this Supplement replaces the prior version of the rider that is described in your current Prospectus under “More information about policy features and benefits.” This Supplement makes references to the corresponding sections of your current prospectus. Please note the following changes described below.

Subject to eligibility requirements, an optional rider may be added to your policy at issue that provides an acceleration of all or part of the policy’s death benefit in the form of monthly payments if the insured becomes chronically ill, is receiving qualified long-term care services in accordance with a plan of care and will require continuous care for the remainder of his or her life. This is our Long-Term Care Benefits Rider. The monthly rate charged for this rider varies based on the individual characteristics of the insured, the benefit percentage you select and whether you select the rider with or without the optional Nonforfeiture Benefit. You can terminate this rider after your first policy year, subject to any continuation of coverage under the optional Nonforfeiture Benefit, if elected.

This Supplement is organized so that we can first describe the new version of the Long-Term Care Benefits Rider. The information in the Item 1 of this Supplement replaces, in its entirety, the description of the previous version of the rider in your current Prospectus. Following the description of the new version of the rider, we then refer you to other sections of the Prospectus and describe whether the information in those sections, as it relates to the Long-Term Care Benefits Rider, has changed.

1.	Long-Term Care Benefits Rider

The information for the Long-Term Care Benefits Rider below replaces, in its entirety, the information in your Prospectus under “More information about policy features and benefits”.

The rider provides for the acceleration of all or part of the policy death benefit as a payment of a portion of the policy’s death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care and who will require continuous care for the remainder of his or her life.(1) Benefits accelerated under this rider will be treated as a lien against the policy death benefit unless benefits are being paid under the optional Nonforfeiture Benefit. While this rider is in force and before any continuation of coverage under the optional Nonforfeiture Benefit, if elected, policy face amount increases and death benefit option changes from Option A to Option B are not permitted.

An individual qualifies as “chronically ill” if they have been certified by a licensed health care practitioner as being expected to require lifetime confinement in a long-term care facility due to injury or sickness; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

“Qualified long-term care services” means necessary diagnostic, preventive, therapeutic, curing, mitigating, and rehabilitative services that are required by a chronically ill individual and provided in accordance with a plan of care prescribed by a U.S. licensed health care practitioner. Qualified long-term care services do not include home health care services.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care and will require continuous care for the rest of his or her life; 2) proof that the “elimination period,” as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by a U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care and will require continuous care for the remainder of his or her life. Otherwise, unless earlier terminated due to a change in status of the insured or payout of the maximum total benefit amount, benefit payments will terminate at the end of the twelve month period. This rider may not cover all of the costs associated with long-term care services during the insured person’s period of coverage.

The monthly rate charged for this rider varies based on the insured person’s sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit. See “Risk/benefit summary: Charges and expenses you will pay” above for more information on the charges we deduct for this rider.

EVM 11 (2/13)	151103 (2/13)
IL Optimizer II CT only	#475095

(1)	For a more complete description of the terms used in this section and conditions of this rider please consult your rider policy form

If the net policy value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. While monthly benefits under the Long-Term Care Benefits Rider are being paid, we will waive the monthly charge for the Long-Term Care Benefits Rider.

We will pay up to the maximum total benefit for qualified long-term care services for the insured person for the duration of a period of coverage. During any period of coverage, the maximum total benefit is determined as of the first day of that period of coverage.

For policies with death benefit Option A, the maximum total benefit is equal to the current long-term care specified amount. For policies with death benefit Option A, the initial long term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. You can select an acceleration percentage between 20% and 100%.

For policies with death benefit Option B, the maximum total benefit is equal to the current long-term care specified amount, plus the policy account value. For policies with death benefit Option B, the initial long term care specified amount is equal to the face amount of the base policy multiplied by 100%. You do not select an acceleration percentage.

The initial long-term care specified amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount may reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount multiplied by the acceleration percentage selected, or (b) the long-term care specified amount immediately prior to the face amount decrease. If you selected death benefit Option A, any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the amount of the withdrawal. If you selected death benefit Option B, the current long-term care specified amount will not be reduced.

The maximum monthly benefit is the maximum amount we or an affiliated company will pay in a month for qualified long-term care services for the insured person. Affiliates include AXA Equitable Life and Annuity Company, MONY Life Insurance Company, MONY Life Insurance Company of America, and U.S. Financial Life Insurance Company. The maximum monthly benefit payment amount that you can purchase from AXA Equitable and its affiliates is limited to $50,000 per month, per insured person. At issue, the maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage selected. After that, the maximum monthly benefit is equal to the maximum total benefit as of the first day of the first period of coverage, or on the date coverage under the Nonforfeiture Benefit begins, if earlier, multiplied by the benefit percentage selected.

Each month, the monthly benefit payment (a portion of which will be applied to repay any outstanding policy loan) for qualified long-term care services for the insured person is the lesser of:

1.	the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or

2.	the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act or “HIPAA.” (We reserve the right to increase this percentage.) To find out the current per day limit allowed by HIPAA, go to www.irs.gov. We may also include this information in your policy’s annual report.

We will pay a proportionate amount of the monthly benefit payment for services rendered for less than a full month.

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage, accumulated at 0% interest. We deduct the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. We also reduce the cash surrender value, as described below.

•  Elimination period.  The Long-Term Care Benefits Rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Generally, benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The 90 days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the month in which such services are first provided. If the elimination period is not satisfied within this time period, you must submit a new claim for benefits under this rider. This means that a new elimination period of 90 days must be satisfied within a new 24 month period. The elimination period must be satisfied only once while this rider is in effect.

•  Period of coverage.  The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care Benefits Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1.	the date that we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

2.	the date we determine you are no longer eligible to receive benefits in accordance with the terms of this rider;

3.	the date when you request that we terminate benefit payments under this rider;

4.	the date the accumulated benefit lien amount equals the maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture benefit has been paid out);

5.	the date that you surrender the policy (except to the extent of any Nonforfeiture Benefit you may have under the rider);

6.	the date we make a payment under the living benefits rider (for terminal illness) if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7.	the date of death of the insured person.

During a period of coverage:

1.	Partial withdrawals, face amount decreases and premium payments are not permitted.

2.	The policy death benefit will not be less than the maximum total benefit.

3.	Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment—including any loan repayment. The accumulated benefit lien amount will be deducted from the policy death benefit in determining the insurance benefit we pay.

4.	For the purposes of determining the cash surrender value of this policy, the policy face amount and the unloaned policy account value will be reduced by a percentage. For policies with death benefit Option A, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount. For policies with death benefit Option B, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount. Any applicable surrender charge will be reduced on a pro rata basis for the reduction in the policy face amount.

5.	If there is an outstanding policy loan (and accrued loan interest) at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the maximum total benefit that we have not accelerated to date.

6.	The loan extension and paid up death benefit guarantee endorsements will no longer be applicable at any time once benefits are paid under this rider if it is before coverage is continued as a Nonforfeiture Benefit.

7.	Transfers of any unloaned policy account value allocated to the guaranteed interest option to the variable investment options are permitted. We do, however, reserve the right to restrict the variable investment options available to you during a period of coverage. If we exercise this right, we will notify you of such restrictions in advance.

After a period of coverage ends:

1.	The base policy face amount of the policy and the unloaned policy account value will each be reduced by a percentage. For policies with death benefit Option A, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount. For policies with death benefit Option B, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

2.	Any applicable surrender charges will be reduced on a pro rata basis for the reduction in the policy face amount.

3.	The long-term care specified amount will be reduced by a percentage equal to the accumulated benefit lien amount, divided by the maximum total benefit. If after this calculation, the long-term care specified amount would be greater than the base policy face amount, the long-term care specified amount will be further reduced to the policy face amount.

4.	For any subsequent period of coverage, the maximum monthly benefit will be equal to the maximum monthly benefit during the initial period of coverage.

5.	The premium fund values that are used by us to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

6.	Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

7.	The accumulated benefit lien amount is reset to zero.

The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire maximum total benefit has been paid out, the period of coverage will end and this rider will terminate. If the net policy account value is insufficient to cover the monthly deductions, the policy will terminate subject to the grace period provision.

•  Rider termination.  This rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the “Extension of Benefits” and the “Nonforfeiture Benefit” provisions of this rider), on the earliest of the following:

1.	at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;

2.	upon termination or surrender of the policy;

3.	the date of the insured person’s death;

4.	the date when the accumulated benefit lien amount equals the maximum total benefit amount;

5.	the effective date of the election of the paid up death benefit guarantee;

6.	the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date) if it occurs before coverage is continued as a Nonforfeiture Benefit;

7.	the date the policy goes on loan extension if it occurs before coverage is continued as a Nonforfeiture Benefit; or

8.	on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider if it occurs before coverage is continued as a Nonforfeiture Benefit.

If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.

•  Extension of benefits.  If your policy lapses, terminating this rider, while the insured person is confined in a long-term care facility but before any rider benefits have been paid for a current period of coverage, benefits for that confinement may be payable provided that the confinement began while this rider was in force and the confinement continues without interruption rider termination. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement (in this case, the maximum total benefit will be reduced by rider benefits that have been paid out); (b) the date the maximum total benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

Nonforfeiture Benefit

For a higher monthly charge, you can elect the Long-Term Care Benefits Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit may continue coverage under the rider in a reduced benefit amount in situations where (a) the Long-Term Care Benefits Rider would otherwise terminate; (b) you have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider and (c) your policy and Long-Term Care Benefits Rider were inforce for at least three policy years.

While the Nonforfeiture Benefit is in effect, all of the provisions of the Long-Term Care Benefits Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

(a)	One month’s maximum monthly benefit; and

(b)	The sum of all charges deducted for the Long-Term Care Benefits Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived while rider benefits were being paid.

The maximum total Nonforfeiture Benefit will be reduced (but not below zero) by all monthly benefit payments paid under the rider, including any loan repayments and any payments made under the “Extension of Benefits” and Nonforfeiture Benefit provisions. Also, the maximum total Nonforfeiture benefit will not exceed the maximum total benefit under the rider as of the date coverage under the Nonforfeiture Benefit begins.

Coverage under the Nonforfeiture Benefit begins on the date the Long-Term Care Benefits Rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the “Extension of Benefits” provision of the rider):

(1)	We receive your written request to terminate the Long-Term Care Benefits Rider;

(2)	You surrender your policy;

(3)	Your policy terminates without value at the end of a grace period; or

(4)	You elect a Paid Up death benefit guarantee.

If benefits are being continued under the “Extension of Benefits” provision of the rider and the maximum total benefit has not been paid out, coverage under the Nonforfeiture Benefit begins on the date the insured is discharged from a long-term care facility.

Once in effect, the Nonforfeiture benefit will continue long-term care coverage under a paid-up status until the earliest of (a) the death of the insured, and (b) the date the maximum total Nonforfeiture Benefit has been paid out and reduced to zero during a period of coverage. If cov-

erage is continued under the Nonforfeiture Benefit, you will receive additional information regarding the benefit, including the maximum total Nonforfeiture Benefit amount.

For tax information concerning the Long-Term Care Benefits Rider, see “Tax information” later in this Supplement.

2.	Risk/benefit summary: Charges and expenses you will pay

The fee information for the Long-Term Care Benefits Rider below replaces, in its entirety, the fee information in your Prospectus.

Periodic charges other than underlying trust portfolio operating expenses
Charge	When charge is deducted	Amount deducted
Disability Premium Waiver(1) (Long-Term Care Benefits Rider)	Monthly (while the rider is in effect)	Charge for Disability Premium Waiver per $1,000 of benefit for which such rider is purchased:(2) Highest: $0.02 Lowest: $0.0009 Representative: $0.003(1)

Long-Term Care Benefits Rider(3)(4)	Monthly

Charge per $1,000 of the amount for which we are
at risk:(5)

With the optional Nonforfeiture Benefit:

Highest: $2.94

Lowest: $0.25

Representative: $0.53(1)

Without the optional Nonforfeiture Benefit:

Highest: $2.67

Lowest: $0.22

Representative: $0.49(1)

(1)	This representative amount is the rate we guarantee for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class. This charge varies based on the individual characteristics of the insured and the benefit percentage you choose and may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics.
(2)	Amount charged equals the total sum of Disability Premium Waiver rider charges corresponding to the base policy and Long-Term Care Benefits Rider that you have added to your policy and to any base policy face amount increases.
(3)	Not applicable after the insured person reaches age 121.
(4)	This rider is not available if you elect the Cash Value Plus Rider.
(5)	Our amount “at risk” for this rider depends on the death benefit option selected under the policy. See “More information about policy features and benefits — Long-Term Care Benefits Rider” earlier in this Supplement.

3.	Risk/benefit summary: Policy features, benefits and risks

The minimum amount of premiums you must pay

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

Policy “lapse” and termination.  Your policy will lapse (also referred to in your policy as “default”) if your “net policy account value” is not enough to pay your policy’s monthly charges when due unless you are receiving monthly benefit payments under the Long-Term Care Benefits Rider.

You can elect a “paid up” death benefit guarantee

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

Our paid up death benefit guarantee is not available if you received monthly benefit payments under the Long-Term Care Benefits Rider prior to continuing coverage under any Nonforfeiture Benefit. Also, election of a paid up death benefit guarantee will terminate any Long-Term Care Benefits Rider subject to any Nonforfeiture Benefit, if elected.

You can receive an accelerated death benefit under the Long-Term Care Benefits Rider

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

As noted above, the Long-Term Care Benefits Rider may be added to your policy at issue that provides an acceleration of the policy’s death benefit in the form of monthly payments if the insured becomes chronically ill, is receiving qualifying long-term care services and will require continuous care for the remainder of his or her life. If you are purchasing this policy through an Option To Purchase Additional Insurance under another policy, or a conversion from a term life policy or term rider, you cannot add the Long-Term Care Benefits Rider. You can add this rider to policies with a face amount of at least $100,000 which are not issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select. You can terminate this rider after your first policy year.

Other adjustments to death benefit

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. Under the Long-Term Care Benefits Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit. Please see “Section 1: Long-Term Care Benefits Rider” earlier in this Supplement.

Change of death benefit option

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

You may not request a change the death benefit option from Option A to Option B under the policy while the Long-Term Care Benefits Rider is in effect. You may request a change from Option B to Option A.

You can increase or decrease your insurance coverage

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

We can refuse or limit any requested increase or decrease. We will not approve any increase while the Long-Term Care Benefits Rider is in effect unless coverage has been continued under a Nonforfeiture Benefit. Also, we will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Long-Term Care Benefits Rider.

Accessing your money

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

The cash surrender value available for loans is reduced as described earlier in the Supplement. We will charge interest on the amount of the loan. See “Borrowing from your policy” in your prospectus for more information.

Partial withdrawals are not permitted if you are receiving monthly benefit payments under the Long-Term Care Benefits Rider.

4.	Accessing your money

Borrowing from your policy

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

The amount you can borrow will be reduced for any monthly payments you have received under the Long-Term Care Benefits Rider.

Paying off your loan.  Any payment received while you are receiving monthly payments under the Long-Term Care Benefits Rider, will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

If you are to receive monthly benefit payments under the Long-Term Care Benefits Rider, a percentage of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

Loan extension (for guideline premium test policies only)

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

Loan Extension is a feature that can protect against lapse of your policy due to an outstanding policy loan in certain circumstances. However, Loan Extension is not available if you have received a payment under the Long-Term Care Benefits Rider before coverage is continued under any Nonforfeiture Benefit.

When a policy goes on loan extension all additional benefit riders and endorsements will terminate, including the Long-Term Care Benefits Rider before coverage is continued under any Nonforfeiture Benefit.

Making withdrawals from your policy

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 121, provided you are not receiving monthly benefit payments under the Long-Term Care Benefits Rider. If you elected the Long-Term Care Benefits Rider, a partial withdrawal may reduce the current long term care specified amount as described earlier in this Supplement.

Surrendering your policy for its net cash surrender value

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

You can surrender (give us back) your policy for its “net cash surrender value” at any time. The net cash surrender value equals your cash surrender value, minus any outstanding loan and unpaid loan interest. The cash surrender value is reduced as described earlier in this Supplement.

Your option to receive a terminal illness living benefit under the Living Benefits Rider

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

If you receive a living benefit on account of terminal illness, the Long-Term Care Benefits Rider for chronic illness benefits, if inforce and before continuation of coverage under any Nonforfeiture Benefit, will terminate and no further benefits will be payable under the Long-Term Care Benefits Rider. Long-Term Care Benefits Rider charges will also stop.

5.	Tax information

The tax information for the Long-Term Care Benefits Rider below replaces, in its entirety, the tax information in this section of your Prospectus.

Tax treatment of living benefits rider or Long-Term Care Benefits Rider under a policy with the applicable rider

Living benefits rider.  Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law’s definition of terminally ill under section 101(g) of the Code and can qualify for this income tax exclusion. If the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer.

Long-Term Care Benefits Rider.  Benefits received under the Long-Term Care Benefits Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. Receipt of these benefits may be taxable and may reduce your investment in the policy. Generally income exclusion for all payments from all sources with respect to an insured person will be limited to the higher of the HIPAA per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

The Long-Term Care Benefits Rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code. Charges for the Long-Term Care Benefits Rider are generally not considered deductible for income tax purposes. Assuming the rider qualifies as intended, charges will reduce your investment in the policy for income tax purposes (but not below zero) but will not be taxable.

Any adjustments made to your policy death benefit, face amount and other values as a result of Long-Term Care Benefits Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

It is not clear whether the exception for accelerated death benefits on account of terminal illness for owners whose insurable interests arise from business-type policies applies to benefits under a qualified long-term care insurance policy. If the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee to the provider of medical care.

More information about policy features and benefits

Guarantee premium test for no lapse guarantee

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

Guarantee premiums.  The amounts of the monthly guarantee premiums for the no lapse guarantee are set forth in your policy. The amounts of the monthly guarantee premiums for any elected extended no lapse guarantee rider are set forth in your policy if your death benefit option is

Option A. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person’s risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a no lapse guarantee period or the extended no lapse guarantee period beyond its original number of years.

Paid up death benefit guarantee

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

If you elect the paid up death benefit guarantee, the Long-Term Care Benefits Rider will automatically terminate. If we make payment under the Long-Term Care Benefits Rider, the paid up death benefit guarantee will terminate.

Our paid up death benefit guarantee is not available if you received monthly benefit payments under the Long-Term Care Benefits Rider and before continuation of coverage under any Nonforfeiture Benefit.

Cash Value Plus Rider

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

The Cash Value Plus Rider is not available if you elect the Long-Term Care Benefits Rider.

6.	More information about certain policy charges

The information below regarding the charge for the Long-Term Care Benefits Rider replaces, in its entirety, the information in this section of your Prospectus.

•  Disability Premium Waiver.  If you choose this rider, we deduct an amount from your policy account value each month until the insured under the policy reach age 65 and while the rider is in effect. This amount is between $0.01 and $0.60 per $1,000 of initial base policy face amount on a guaranteed basis. We will establish a similar charge for requested base policy face amount increases. If you also select certain of the other optional riders available under your policy, we will deduct additional amounts from your policy account value per $1,000 of rider benefit amount each month while both the other rider and this rider are in effect. If you choose the Long-Term Care Benefits Rider, we will deduct an amount between $0.0009 and $0.02 on a guaranteed basis. These amounts are in addition to the charges for the riders themselves. The current monthly charges for this rider may be lower than the maximum monthly charges.

•  Long-Term Care Benefits Rider.  If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.22 and $2.67 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.25 and $2.94 per $1,000 of the amount for which we are at risk under the rider. We will deduct this charge until the insured reaches age 121 while the rider is in effect, but not when rider benefits are being paid. The net amount at risk under the rider depends on the death benefit option selected under the policy. For policies with death benefit Option A, the net amount at risk for the rider is the lesser of (a) the current policy face amount, minus the policy account value (but not less than zero); and (b) the current long-term care specified amount. For policies with death benefit Option B, the net amount at risk for the rider is the current long-term care specified amount.

If you continue coverage under the Nonforfeiture Benefit, the charge for the rider will no longer apply.

7.	More information about procedures that apply to your policy

You can change your policy’s insured person

The information below replaces, in its entirety, the information regarding the Long-Term Care ServicesSM Rider that was included in this section of your Prospectus.

After the policy’s second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person’s insurance risk characteristics. In addition, any no lapse guarantee and Long-Term Care Benefits Rider will terminate before continuation of coverage under any Nonforfeiture Benefit.

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All rights reserved. Incentive Life Optimizer® is

a registered trademark of AXA Equitable Life Insurance Company.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

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